Fulbright & Jaworski L.L.P.
A Registered Limited Liability Partnership
300 Convent Street, Suite 2200
San Antonio, Texas 78205-3792
www.fulbright.com

dlansdale@fulbright.com	telephone:	(210) 224-5575
direct dial: (210) 270-9367	facsimile:	(210) 270-7205
November 9, 2005
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 0308
Washington, D.C. 20549
Attention: Ted Yu

Re:	Clear Channel Outdoor Holdings, Inc.
Registration Statement on Form S-1
File No. 333-127375

Ladies and Gentlemen:
     Clear Channel Outdoor Holdings, Inc. (the “Company”) has filed its Registration Statement on Form S-1 relating to the initial public offering of shares of its Class A Common Stock. We previously provided information to you by letter dated October 27, 2005 regarding the Company’s Reserved Share Program (the “Program”) to be conducted by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Pursuant to an oral request from the Staff, we hereby confirm to you that there have been no material changes to the Program materials since the review conducted by Cecilia Blye, Esq. of the Office of the General Counsel of the Division of Corporation Finance.
     If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (210) 224-5575.
Very truly yours,
/s/ Daryl L. Lansdale, Jr.
Daryl L. Lansdale, Jr.

cc:	John Tippit (Clear Channel Communications, Inc.) John W. White (Cravath, Swaine & Moore LLP)
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